VIA EDGAR

April 21, 2023

Mr. Perry Hindin
Special Counsel, Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Illumina, Inc. Preliminary Proxy Statement on Schedule 14A filed by Icahn Partners LP, Carl C. Icahn et. al Filed on April 11, 2023 File No. 001-35406

Dear Mr. Hindin:

On behalf of Icahn Capital LP, Carl C. Icahn, and the other parties named in the preliminary proxy filed on April 11, 2023 relating to Illumina, Inc. (the “Icahn Parties”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) set forth in the Staff’s April 17, 2023 letter. For ease of reference, the Staff’s comment is set forth in italic type immediately before the Icahn Parties’ response below.

Preliminary Proxy Statement on Schedule 14A filed April 11, 2023

General

1.	Refer to the following statements found in the soliciting materials filed on April 3, 5 and 11, 2023 pursuant to Exchange Act Rule 14a-12. Please provide support for such statements or refrain from making such statements in the future:
●	“While it is true that 7 of the 9 current board members of Illumina were handpicked by Mr. deSouza...”
●	deSouza “has handpicked members of his board”
●	“CEO Francis DeSouza Replaced All But One Board Member”

It is our understanding that two current Illumina directors were appointed to Illumina’s board of directors prior to Mr. deSouza’s appointment as CEO. Further, disclosure in the “Background to the Solicitation,” “How We Are Selected and Evaluated” and “Who We Are – Information About the Board” sections of Illumina’s amended preliminary proxy statement filed on April 7, 2023 that describes Illumina’s approach to evaluating and securing the appointment of new directors to its board appears to directly contradict the above statements.

Response: We respectfully advise the Staff that the Icahn Parties believe that the members of the Company’s Board have been significantly influenced, and may be beholden to, Mr. deSouza. As reported in the Company’s filings with the SEC, Mr. deSouza has served on the Company’s Board since 2013 and has served as the Company’s Chief Executive Officer since July 1, 2016. Other than Mr. Epstein who was appointed to the Board in 2012, each of the other members of the board has been replaced since 2013. Mr. Epstein and Ms. Arnold were appointed to the Board prior to the time at which Mr. deSouza was the Company’s Chief Executive Officer; however, only Mr. Epstein was appointed to the Board prior to the time at which Mr. deSouza was serving on the Board. On behalf of the Icahn Parties, we respectfully advise the Staff that if the foregoing information is contained in any future filings made by the Icahn Parties with the SEC, the Icahn Parties will include additional disclosure that reflects the basis for such information.

2.	Refer to the following statements found in the “Case for Change” presentation filed on April 11, 2023 pursuant to Exchange Act Rule 14a-12. Please provide support for such statements or provide corrective disclosure:
●	Various statements referring to the purchase price of GRAIL as $8 billion on some pages of the presentation and $10 billion on others
●	“Under CEO Francis deSouza, ILMN’s core business has also deteriorated due to a talent exodus...”

Response: With respect to the Staff’s comment regarding the purchase price for the GRAIL transaction, we advise the Staff that the Company announced in its press release issued on September 21, 2020 and filed as an exhibit to the Company’s Form 8-K filed with the SEC on September 21, 2020, that the Company had entered into an agreement to acquire GRAIL for “cash and stock consideration of $8 billion”. However, the Company reported the actual purchase price of the GRAIL transaction as $9.745 billion, or approximately $10 billion, in the Company’s Form 10-K for the period ended January 2, 2022. Accordingly, the difference in the disclosure relating to the purchase price of the GRAIL transaction as reported in the presentation relates to the difference between the estimated purchase price as announced in connection with the signing of the transaction as compared to the actual purchase price that was paid by Illumina for GRAIL as reported following the closing of the transaction.

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With respect to the Staff’s comment regarding the talent exodus, we respectfully advise the Staff, as noted in the presentation, that seven of the eight top executives at the Company have departed during Mr. deSouza’s tenure as CEO of the Company. The Icahn Parties believe that the number of senior employee departures has been a problem for several years and has been noted by analysts, as well as by Mr. deSouza (as reflected in his comment below).

For example, we refer the Staff to the transcript of the Company’s webcast on January 11, 2021, which was filed with the SEC on January 13, 2021, where a senior analyst from JPMorgan Chase & Co., directs the following comments to Mr. deSouza: “And obviously, there were some announcements by PacBio of some hires from you guys. I mean a question we've gotten is, is there a brain drain problem at Illumina? Or is this kind of normal churn? And you've got a good bench to kind of fill some of the roles that are open now.”

Mr. deSouza explicitly acknowledges the departures of talent at the Company in his reply. Mr. deSouza states “In terms of talent, you can look at almost every space in genomics. And over time, there's Illumina talent there. We are the place where genomics talent gets groomed. We bring on tremendous talent at Illumina. We're very proud of it. We're not surprised that people come after us. And so you look at the people we're bringing on, and I think we're in great shape.” The Icahn Parties believe that Mr. deSouza, as well as industry analysts, are well aware that the Company views itself as a place where “talent gets groomed” and that “there’s Illumina talent” in “almost every space in genomics.” The Icahn Parties belief that Mr. deSouza has facilitated and fostered a culture where talented individuals are expected to leave the Company and this culture is, and will continue to be, detrimental to the Company’s ability to recruit, hire, retain and promote quality talent.

On behalf of the Icahn Parties, we respectfully advise the Staff that if the foregoing information is contained in any future filings made by the Icahn Parties with the SEC, the Icahn Parties will include additional disclosure that reflects the basis for such information.

3.	Refer to the following statements found in the preliminary proxy statement. Please provide support for the following statements or provide corrective disclosure:
●	“The Insurance Agreement – which appears to have been signed either immediately prior to the closing of the GRAIL transaction or perhaps after the fact and backdated (we don’t know and the Company won’t say)...”
●	“The Company did not just increase its D&O coverage – it provided yet another contract providing coverage to its directors immediately prior to when its directors were making decisions about the GRAIL transaction (or perhaps the Insurance

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Agreement was executed after the fact and backdated – it is impossible to tell and the Company has thus far dubiously refused to provide any explanation).”

●	Various statements throughout the proxy statement that Illumina’s management has “incinerated,” “destroyed,” etc. $50 billion in shareholder value
●	“Mr. Icahn and the other Icahn Parties do not understand why the Company is blinded by their obsession and will do anything in their pursuit of GRAIL...”
●	“Mr. Icahn firmly believes that these interviews were merely perfunctory and that the Company did not consider the actual qualifications, skills and contributions that could be made by each of the Icahn Nominees to the Company’s Board”
●	Statement that the Icahn Parties are opposing nominee “Robert S. Epstein, as he is the Chairman of the Company’s Governance Committee, and we believe that the Company has a terrible track record with respect to corporate governance matters...”

Response: In response to the Staff’s comment, the preliminary proxy has been revised on pages 9-11 and 14-15.

*****

Please direct any questions to the undersigned at (212) 908-3933 or Todd E. Mason at (212) 908-3946.

Sincerely,

/s/ Corby J. Baumann

Corby J. Baumann

cc:

Jesse Lynn, Esq., Icahn Capital LP

Todd Mason, Thompson Hine LLP

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